Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Fax: 484-583-8182

Email: sam.goldstein@lfg.com

VIA EDGAR

April 11, 2014

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File Nos.:	811-08090 and 033-70742
	Funds:	LVIP PIMCO Low Duration Bond Fund
LVIP BlackRock Multi-Asset Income Fund
LVIP Goldman Sachs Income Builder Fund
LVIP Franklin Templeton Multi-Asset Opportunities Fund
LVIP AQR Enhanced Global Strategies Fund;
LVIP Multi-Manager Global Equity RPM Fund
(the “New Funds”)

Dear Mr. Zapata:

On January 27, 2014, the Trust filed Pre-Effective Amendment No. 152 to the Trust’s Registration Statement on Form N-1A relating to an offering of shares of beneficial interest in the New Funds. The Trust is also separately filing today a pre-effective amendment to that Registration Statement with respect to the New Series to respond to your comments, to update certain disclosure, and to provide additional exhibits.

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Trust and the Trust’s principal underwriter, Lincoln Financial Distributors, Inc., hereby respectfully request that the effective date of the Trust’s Registration Statement with respect to the New Series be accelerated so that it will be effective at 4:00 p.m. Eastern Time, on Monday, April 14, or as soon as practicable thereafter.

In connection with this request, the undersigned officer of the Trust acknowledges that (i) should the U.S. Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action will not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Trust may not assert such action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please call Jill Whitelaw at 484-583-8082 if you wish to discuss this correspondence further.

Very truly yours,

Lincoln Variable Insurance Products Trust

By: /s/ Daniel Hayes Name: Daniel Hayes Title: President

Lincoln Financial Distributors, Inc.

By: /s/ Thomas P. O’Neill Name: Thomas P. O’Neill Title: Chief Operating Officer